2 January 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 300,000 Reed Elsevier PLC ordinary shares at a price of 652.4312p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 57,784,914 ordinary shares in treasury, and has 1,199,812,260 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 176,000 Reed Elsevier NV ordinary shares at a price of €11.3736 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 36,789,087 ordinary shares in treasury, and has 689,195,138 ordinary shares in issue (excluding treasury shares).